Mail Stop 3561

September 14, 2006

Mr. Sylvain Aubry
Corporate Secretary
Alimentation Couche-Tard Inc.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7, Canada

  Re: Alimentation Couche-Tard Inc.
    Form 40-F
    Filed July 17, 2006
    File No.333-10100

Dear Mr. Aubry:

  We have completed our review of your Form 40-F and have no further comments at this time.

        Sincerely,

        Michael Moran
        Branch Chief